

November 18, 2010

Mr. Steve Johns
Chief Executive Officer
Interactive Systems Worldwide Inc.
3363 Corte del Cruce
Carlsbad, CA 92009

> **Re:** **Interactive Systems Worldwide Inc.**
> **Form 8-K**
> **Filed September 17, 2010**
> **File No. 000-21831**

Dear Mr. Johns:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jaime G. John
Staff Accountant